SECURI [barcode] MMISSION

04017305

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-65624

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.J. Rudden Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

898 Veterans Memorial Highway
(No. and Street)

Hauppauge	New York	11788
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Feeley 631-348-4090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Zeidman, Lackowitz, Prisand & Co., LLP
(Name – *if individual, state last, first, middle name*)

Two Roosevelt Avenue	Syosset	New York	11791
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED FEB 26 2004 WASH. D.C. 155 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/24

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Feeley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.J. Rudden Financial, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President/Chief Financial Officer

Title

Notary Public

LAURA A. FEENEY
NOTARY PUBLIC, State of New York
No. 4958671
Qualified in Suffolk County
Term Expires 11/15/05

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R. J. RUDDEN FINANCIAL, LLC

FINANCIAL STATEMENTS

AND SUPPLEMENTAL INFORMATION

TOGETHER WITH INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2003

R.J. RUDDEN FINANCIAL, LLC

TABLE OF CONTENTS

ZEIDMAN, LACKOWITZ, PRISAND & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members
R. J. Rudden Financial, LLC

We have audited the accompanying statement of financial condition of R. J. Rudden Financial, LLC as of December 31, 2003 and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R. J. Rudden Financial, LLC as of December 31, 2003, and the results of its operations, changes in members' equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Zeidman, Lackowitz, Prisand & Co., LLP

February 10, 2004

Two Roosevelt Avenue, Syosset, New York 11791-3064 tel: 516. 921. 6161 fax: 516. 921. 8299

R.J. RUDDEN FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 22,445
Receivable from affiliate	6,825
Other assets	700
	$ 29,970

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 2,863
Payable to affiliate	3,748
Total liabilities	6,611
Members' equity	23,359
	$ 29,970

The accompanying accountant's audit report and notes to financial statements are an integral part of this statement.

R.J. RUDDEN FINANCIAL, LLC
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenue	$ 11,624
Costs and expenses:	
Employees compensation and benefits	112,506
Office and other administrative expenses	69,342
Professional fees	34,356
Selling and marketing expenses	14,781
Total costs and expenses	230,985
Net loss	($ 219,361)

The accompanying accountant's audit report and notes to financial statements are an integral part of this statement.

R.J. RUDDEN FINANCIAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
DECEMBER 31, 2003

	Total	Class A Members	Class B Members
Balance, beginning of year	$ 17,720	$ 409,074	($ 391,354)
Members' capital contribution	225,000	225,000	-
Preferred return to Class A	-	68,335	(68,335)
Net loss for year	(219,361)	-	(219,361)
Balance, end of year	$ 23,359	$ 702,409	($ 679,050)

The accompanying accountant's audit report and notes to financial statements are an integral part of this statement.

R.J. RUDDEN FINANCIAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flows provided (used) by operating activities:	
Net loss	($ 219,361)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Costs and expenses attributed to Class A member's capital contribution	100,000
(Increase) in receivable from affiliate	(6,825)
Refund of security deposit	7,020
Increase in accounts payable and accrued expenses	2,863
Increase in payable to affiliate	3,748
Total adjustments	106,806
Net cash provided (used) by operating activities	(112,555)
Cash flows provided by financing activities:	
Class A members' capital contribution	125,000
Decrease in subscriptions receivable	10,000
Net cash provided by financing activities	135,000
Net increase in cash and cash equivalents	22,445
Cash and cash equivalents, beginning of year	-
Cash and cash equivalents, end of year	$ 22,445
Supplemental cash flow disclosures	
Interest paid	$ -
Income paid	$ -
Schedule of noncash financing transactions:	
Class A member's additional capital contribution attributable to offsetting liability	$ 100,000

The accompanying accountant's audit report and notes to financial statements are an integral part of this statement.

R.J. RUDDEN FINANCIAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

(1) Summary of significant accounting policies:

The summary of significant accounting policies of R.J. Rudden Financial, LLC (the Company) is presented to assist in understanding the Company's financial statements. The financial statements, supplemental information and notes are representations of the Company's management. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of business –

The Company, a New York Limited Liability Company formed October 1, 2002, is a registered broker dealer specializing in offering financial advisory services to clients in the energy sector.

Basis of accounting –

The Company prepares its financial statements using the accrual method of accounting.

Cash and cash equivalents –

For purpose of the statement of cash flows, the Company considers all unrestricted cash accounts and high liquid short-term investments with a maturity of three months or less and are readily marketable to be cash and cash equivalents. There are no cash equivalents at December 31, 2003.

Receivable from affiliate –

The Company considers the receivable from affiliate to be fully collectible.

Income taxes –

The Company is treated as a partnership for income tax purposes. Consequently, income taxes are not payable by, or provided for the Company. Members are taxed individually on their share of Company earnings.

Use of estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Members' equity:

There are two classes of members' equity, Class A and Class B.

Class A members are non voting members that are entitled to a cumulative preferred return, regardless of the Company's operating performance, of 12 percent per annum compounded quarterly.

The Class A units are subject to a scheduled liquidation as follows:

December 31, 2007	$ 80,000
December 31, 2010	80,000
December 31, 2012	80,000
December 31, 2014	80,000
December 31, 2016	80,000
December 31, 2018	100,000
December 31, 2020	125,000
Total scheduled liquidation	$ 625,000

At December 31, 2003, there is a cumulative preferred return of $77,409 which has not been paid from 2002 and 2003.

Class B members have full voting rights in proportion to the number of Class B units owned and receive a prorata allocation of the Company's profit or loss.

Distributions are made at the sole discretion of the Board of Managers in the following order:

1. Class B members will receive a "tax amount" to the extent of the amount of profit allocated to them;
2. Class A members to the extent of any unpaid preferred returns;
3. Class A members to the extent of any scheduled liquidation payments;
4. Class B members to the extent of the remaining profit net of the "tax amount" distribution;
5. Class B members in proportion to their Class B units.

(3) Related party transactions:

The Company shares office space and utilizes the services of certain employees of the Class A member (the "affiliate"). For the year ended December 31, 2003, approximately $200,000 of costs and expenses were charged to the Company by the affiliate. The Company reimbursed the affiliate approximately $95,000 for these expenses and the affiliate contributed $100,000 as part of its additional capital contribution. In certain circumstances, the Company earns a commission for referring business to the affiliate, which for 2003 amounted to $6,825.

Several of the Company's Class B members collectively own substantially all of the common stock of the affiliate.

(4) Concentration of credit risk:

The financial instruments that potentially subject the Company to concentrations of credit risk consist principally of its cash balances. The Company maintains its cash balances with high quality financial institutions. All accounts are protected by FDIC Insurance up to $100,000.

(5) Going concern:

The Company has sustained substantial operating losses since its inception in October 2002. Included in these losses were initial start up and organizational costs and operational costs and expenses which, based on the Company's present business plan, are basically nonrecurring in nature. The Company is presently working with several prospective clients on proposed projects, any one of which could produce a substantial revenue stream. Presently, however, management has instituted polices to keep the Company's operating expenses to a minimum. Management also believes that its members will provide any additional financial support to enable the Company to continue.

R.J. RUDDEN FINANCIAL, LLC

SUPPLEMENTAL INFORMATION

DECEMBER 31, 2003

R.J. RUDDEN FINANCIAL, LLC
COMPUTATION OF NET CAPITAL
UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL:		
Total members' equity from statement of financial condition		$ 23,359
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		23,359
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		23,359
Deductions and/or charges:		
Total nonallowable assets from statement of financial condition	$ 7,525	
Other deductions and/or charges	-	(7,525)
Other additions and/or credits		-
Net capital before haircuts on securities positions		15,834
Haircuts on securities (computed, where applicable, Pursuant to 15c3-1(f):		-
Net capital		15,834
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		826
Minimum dollar net capital requirement of reporting broker or dealer		5,000
Net capital requirement		5,000
Excess net capital		10,834
Excess net capital at 1000%		15,172

The accompanying accountant's audit report and notes to financial statements are an integral part of this schedule.

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities from statement of financial condition	6,611
Add: Other unrecorded amounts	-
Total aggregate indebtedness	6,611
Percentage of aggregate indebtedness to net capital	42

OTHER RATIOS

Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	-

Note: There is no difference in the computation of net capital reflected on this schedule and the unaudited computation previously filed by R.J. Rudden Financial, LLC with its Focus Report Part IIA as of December 31, 2003.

The accompanying accountant's audit report and notes to financial statements are an integral part of this schedule.

SCHEDULE II

R.J. RUDDEN FINANCIAL, LLC
COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

The Company is exempt from rule 15c3-3 under Section (k)1 and has consequently not prepared the computation for determination of reserve requirements.

The accompanying accountant's audit report and notes to financial statements are an integral part of this schedule.

ZEIDMAN, LACKOWITZ, PRISAND & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Managers
R.J. Rudden Financial, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of R.J. Rudden Financial, LLC (the Company), for the year ended December 31, 2003, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of difference required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives in internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparations of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

Two Roosevelt Avenue, Syosset, New York 11791-3064 *tel:* 516. 921. 6161 *fax:* 516. 921. 8299

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

February 10, 2004